Assertion by Bank One, Indiana, National Association

As of and for the ten months ended December 31, 1999; Bank One, Indiana, National Association, has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as it relates to the Banc One Financial Services Home Equity Loan Trust 1999-1. As of and for this same period, BANK ONE CORPORATION had in effect a fidelity bond in the amount of $250,000,000 and an errors and omissions policy in the amount of $25,000,000.

Kim D. Greaves
Senior Vice President
Bank One, Indiana, National Association

Tracie H. Klein
Vice President
Bank One, Indiana, National Association